

June 14, 2021

Charles Arnold
Chief Executive Officer
Crosswind Renewable Energy Corp
20295 29th Place, #200
Aventura, Fla 33180

Re: Crosswind Renewable Energy Corp a/k/a Community Redevelopment Inc.
Amendment No. 3 to Form 10 filed May 28, 2021
File No. 000-26439

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Form 10 filed May 28, 2021

Business of Issuer, page 1

1. Reference is made to the first paragraph. Please file a copy of the Secured Convertible Promissory Note as an Exhibit. Describe the material terms of the Note in this section and name the Institutional Investor.

2. As previously requested, please indicate that the letters of intent are non-binding.

3. We previously requested copies of the LOI for the property in Jacksonville, FL and the LOI for a property in St. Petersburg, FL with Horton. You have not yet provided these. Please provide us with these documents or remove the reference in the second paragraph.

Overview, page 1

4. Please indicate that the "Joint Venture Agreement with Horton Homes is a "Proposed" agreement. Please also indicate that the Proposed Agreement is with the "Horton Group",

not "Horton Homes". Finally, supplementally provide us with support that they are a "nationally known homebuilder." We may have additional comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction